            As filed with the Securities and Exchange Commission on May 28, 1997
                                               Registration No. 333-____________
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                 ---------------------------------------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                 ---------------------------------------------
                             BANK PLUS CORPORATION
            (Exact name of registrant as specified in its charter)
                 ---------------------------------------------

           DELAWARE                              6712                     95-1782887
(State or Other Jurisdiction of      (Primary Standard Industrial      (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)    Identification Number)

                 ---------------------------------------------
                            4565 Colorado Boulevard
                        Los Angeles, California  90039
                                (818) 241-6215
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                 ---------------------------------------------
                            Godfrey B. Evans, Esq.
                                General Counsel
                             BANK PLUS CORPORATION
                            4565 Colorado Boulevard
                        Los Angeles, California  90039
                                (818) 549-3330
(Name, address, including zip code and telephone number, including area code, of agent for service)
                 ---------------------------------------------
                                   COPY TO:
                             Dhiya El-Saden, Esq.
                          GIBSON, DUNN & CRUTCHER LLP
                            333 South Grand Avenue
                        Los Angeles, California  90071
                                (213) 229-7000
                 ---------------------------------------------
     Approximate date of commencement of offers to the holders of securities:
From time to time after the Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                 ---------------------------------------------
                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                        AMOUNT OF SHARES                                       PROPOSED
       TITLE OF EACH CLASS OF                TO BE              PROPOSED MAXIMUM           MAXIMUM AGGREGATE          AMOUNT OF
    SECURITIES TO BE REGISTERED            REGISTERED       OFFERING PRICE PER UNIT(1)      OFFERING PRICE        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     7,594,937                 $9.875                   $75,000,003            $22,727.27
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee, on the basis of the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on May 21, 1997.
                 ---------------------------------------------
  THE REGISTRATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY IT EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

                             BANK PLUS CORPORATION

                             CROSS REFERENCE SHEET

Registration Statement Item                            Caption in Prospectus
-------------------------------------------            -------------------------------------------------
1.  Forepart of the Registration
    Statement and Outside Front Cover
    Page of Prospectus...............................  Facing Page of Registration Statement;
                                                       Cross-Reference Sheet; Outside Front Cover Page
                                                       of Prospectus

2.  Inside Front and Outside Back Cover
    Pages of Prospectus..............................  Available Information; Incorporation of Certain
                                                       Information by Reference; Table of Contents

3.  Risk Factors, Ratio of Earnings to
    Fixed Charges, and Other
    Information......................................  Cover Page of Prospectus;
                                                       Summary; Securities Covered by this Prospectus;
                                                       Table of Contents

4.  Terms of the Transaction.........................  Not Applicable

5.  Pro Forma Financial Information..................  Not Applicable

6.  Material Contracts with the Company
    Being Acquired...................................  Not Applicable

7.  Additional Information Required for
    Reoffering by Persons and Parties
    Deemed to be Underwriters........................  Not Applicable

8.  Interests of Named Experts and
    Counsel..........................................  Legal Opinion; Experts

9.  Disclosure of Commission Position
    on Indemnification for Securities
    Act Liabilities..................................  Not Applicable

10. Information with Respect to S-3
    Registrants......................................  Available Information; Summary; Incorporation of
                                                       Certain Information by Reference

11. Incorporation of Certain Information
    by Reference.....................................  Incorporation of Certain Information by Reference

12. Information with Respect to S-2 or
    S-3 Registrants..................................  Not Applicable

13. Incorporation of Certain Information
    by Reference.....................................  Not Applicable

14. Information with Respect to
    Registrants Other than S-3 or S-2
    Registrants......................................  Not Applicable

15. Information with Respect to S-3
    Companies........................................  Not Applicable

16. Information with Respect to S-2 or
    S-3 Companies....................................  Not Applicable

17. Information with Respect to
    Companies other than S-3 or S-2
    Companies........................................  Not Applicable

18. Information if Proxies, Consents or
    Authorizations are to be Solicited...............  Not Applicable

19. Information if Proxies, Consents or
    Authorizations are not to be
    Solicited or in an Exchange Offer................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                   SUBJECT TO COMPLETION, DATED MAY 28, 1997
PROSPECTUS

                             BANK PLUS CORPORATION

          7,594,937 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE

     This Prospectus relates to 7,594,937 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Bank Plus Corporation ("BPC" or, together with its subsidiaries, the "Company"), that may be issued from time to time in connection with future business combinations, acquisitions and mergers. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock.

     The Common Stock is listed on the Nasdaq National Market under the symbol "BPLS." The last reported sales price per share of the Common Stock, as quoted on the Nasdaq National Market on May 27, 1997 was $10.625 per share.

                         _____________________________

    THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. POTENTIAL INVESTORS ARE URGED TO READ AND CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER
                 "RISK FACTORS" BEGINNING ON PAGE 10 HEREOF.

                         _____________________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
                AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
               CRIMINAL OFFENSE. THESE SECURITIES ARE NOT SAVINGS
                 OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE
                  FEDERAL DEPOSIT INSURANCE CORPORATION, BANK
                 INSURANCE FUND, SAVINGS ASSOCIATION INSURANCE
                      FUND OR ANY OTHER GOVERNMENT AGENCY.
                           __________________________

                The date of this Prospectus is _________, 1997.

                               TABLE OF CONTENTS

                                                     Page
                                                     ----
AVAILABLE INFORMATION.............................      3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...      3

SUMMARY...........................................      5

SELECTED FINANCIAL DATA OF THE COMPANY............      7

RISK FACTORS......................................     10

MARKET PRICES AND DIVIDENDS.......................     16

SECURITIES COVERED BY THIS PROSPECTUS.............     17

LEGAL OPINION.....................................     17

EXPERTS...........................................     17

                             AVAILABLE INFORMATION

     Bank Plus is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Bank Plus should be available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed fees. In addition, such reports, proxy statements and other information should be available for inspection at the Commission's Web site, available at http://www.sec.gov.

     Bank Plus became the holding company of Fidelity pursuant to a reorganization effected in May of 1996; until that time, such reports, proxy statements and other information were filed by Fidelity with the Office of Thrift Supervision (the "OTS"). Reports, proxy statements and other information filed by Fidelity should be available for inspection and copying at the public reference facilities maintained by the OTS at the Office of Public Information, Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and also can be obtained by written request from such office at prescribed rates. In addition, Bank Plus' common stock is listed on The Nasdaq National Market, and accordingly such reports, proxy statements and other information concerning Bank Plus and Fidelity also should be available for inspection and copying at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Bank Plus has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, a Registration Statement on Form S-4 (as it may be amended, the "Registration Statement"), with respect to the Shares covered by this Prospectus. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which reference is hereby made. Any statements contained herein or in any document incorporated by reference herein concerning the provisions of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement being qualified in its entirety by such reference. The Registration Statement (and exhibits thereto) should be available for inspection at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore or hereafter filed with the Commission under the Exchange Act are incorporated by reference in this Prospectus:

     (1) Bank Plus' Annual Report on Form 10-K for the year ended December 31, 1996;

     (2) Bank Plus' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     (3) the Registration Statement on Form 8-B/A filed May 10, 1996.

     All documents filed by Bank Plus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Shares offered hereby have been sold or which deregisters all such shares then remaining unsold shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM NEIL OSBORNE, BANK PLUS CORPORATION, 4565 COLORADO BOULEVARD, LOS ANGELES, CALIFORNIA 90039, (818) 549-3116. BANK PLUS WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON TO THE ADDRESS OR TELEPHONE NUMBER LISTED ABOVE, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE).

                            ________________________

                                    SUMMARY

     The following information is not intended to constitute a complete description of the Company and is qualified in its entirety by, and should be read in conjunction with, the detailed information, consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus. Certain capitalized terms used in this Prospectus Summary are defined elsewhere herein. Unless the context otherwise requires, all references to the "Company" refer to Bank Plus Corporation, a Delaware corporation ("Bank Plus"), and its consolidated subsidiaries, which include Fidelity and Gateway Investment Services, Inc. ("Gateway"), and all references to "Fidelity" or the "Bank" refer to Fidelity Federal Bank, A Federal Savings Bank, and its subsidiaries, and, with respect to the period between August 3, 1994 and May 16, 1996, include Gateway, which was a wholly-owned subsidiary of Citadel Holding Corporation ("Citadel") from November 1, 1992 through August 3, 1994, a direct wholly-owned subsidiary of Fidelity from August 4, 1994 to May 16, 1996 and a direct wholly-owned subsidiary of Bank Plus since May 16, 1996.

                           FORWARD-LOOKING STATEMENTS

     Certain statements included or incorporated by reference in this Prospectus, including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the continuing impact of California's economic recession on collateral values and the ability of certain borrowers to repay their obligations to Fidelity; the potential risk of loss associated with the Bank's high level of nonperforming assets and other assets with increased risk; changes in or amendments to regulatory authorities' capital requirements or other regulations applicable to Fidelity; fluctuations in interest rates; increased levels of competition for loans and deposits; and other factors referred to under "Risk Factors" and elsewhere in this Prospectus and the documents incorporated by reference herein. GIVEN THESE UNCERTAINTIES, POTENTIAL INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included or incorporated by reference herein to reflect future events or developments.

                                  THE COMPANY

     Bank Plus was formed on March 14, 1996 to be the holding company of Fidelity and Gateway. In May 1996, Fidelity completed a reorganization pursuant to which all of the outstanding common stock of Fidelity was converted on a one-for-one basis into all of the outstanding common stock of Bank Plus (the "Reorganization"). Bank Plus' principal operating subsidiaries are Fidelity and Gateway, which prior to the reorganization was a subsidiary of the Bank. Bank Plus currently has no significant business or operations other than serving as the holding company for Fidelity and Gateway. The principal executive offices of Bank Plus, Fidelity and Gateway are located at 4565 Colorado Boulevard, Los Angeles, California 90039, (818) 241-6215.

                                    THE BANK

     Fidelity offers a broad range of consumer financial services, including demand and term deposits and loans to consumers, through 33 full-service branches, all of which are located in Southern California, principally in Los Angeles and Orange counties. At this time, the Bank primarily provides residential mortgages and consumer loans, which the Bank does not underwrite or fund, by referral to certain established providers of mortgage and consumer loan products with which the Bank has negotiated strategic alliances.

                     SELECTED FINANCIAL DATA OF THE COMPANY

The table below sets forth certain historical financial data regarding the Company.

                                              AT OR FOR THE THREE
                                            MONTHS ENDED MARCH 31,            At or for the year ended December 31,
                                            -------------------------       ------------------------------------------
                                               1997           1996              1996           1995           1994
                                            ----------     ----------       -----------    -----------    ------------
                                                                          (Dollars in thousands, except per share amounts)
BALANCE SHEET DATA:
Total assets............................     $ 3,294,647   $ 3,279,564       $ 3,330,290    $ 3,299,444     $3,709,838
Total loans, net........................       2,642,217     2,878,311         2,691,931      2,935,116      3,288,303
Deposits................................       2,516,991     2,579,062         2,495,933      2,600,869      2,697,272
FHLB advances...........................         387,151       232,700           449,851        292,700        332,700
Other borrowings........................         140,000       209,900           140,000        150,000        500,000
Preferred stock issued by consolidated
 subsidiary.............................          51,750           --             51,750             --             --
Subordinated notes......................             --            --                 --             --             --
Stockholders' equity....................         161,993       227,539           161,657        229,043        156,547
Stockholders' equity per common
 share(1)(2)............................            8.88         12.47              8.86           9.72(3)       24.11
Common shares outstanding(1)(2).........      18,245,265    18,242,465        18,245,265     18,242,465      6,492,465

OPERATING DATA:
Interest income.........................     $    58,707   $    60,052       $   237,913    $   246,477     $  241,465
Interest expense........................          38,350        38,214           152,623        174,836        155,828
                                             -----------   -----------       -----------    -----------     ----------
Net interest income.....................          20,357        21,838            85,290         71,641         85,637
Provision for estimated loan losses.....           4,251         3,905            15,610         69,724(4)      65,559
                                             -----------   -----------       -----------    -----------     ----------
Net interest income after provision for
 estimated loan losses..................          16,106        17,933            69,680          1,917         20,078
Gains (losses) on loan sales, net.......               7           --                 22            522         (3,963)
Gains on securities and trading
 activities, net........................           1,221           (83)            1,336          4,098          1,130
Gains on sales of servicing.............             --            --                 --          4,604             --
Fee income from sale of uninsured
 investment products(5).................           1,513         1,199             4,456          4,117          3,419
Loans, retail banking and other fees....           1,258         1,604             5,339          6,866          9,040
Real estate operations, net.............          (2,301)       (2,455)           (8,907)        (9,145)       (17,419)
SAIF special assessment.................             --            --            (18,000)            --             --
1994 Restructuring and Recapitalization
 charges, net...........................             --            --                 --             --        (65,394)
Operating expense other than SAIF
 special assessment and 1994
 Restructuring and Recapitalization
 charges................................         (14,336)      (16,627)          (64,451)       (81,954)       (91,859)
                                             -----------   -----------       -----------    -----------     ----------
(Loss) before income taxes and minority
 interest in subsidiary.................           3,468         1,571           (10,525)       (68,975)      (144,968)
Income tax (benefit) expense............          (2,300)           40            (1,093)             4        (16,524)
                                             -----------   -----------       -----------    -----------     ----------
Net (loss) earnings before minority
 interest in subsidiary.................           5,768         1,531            (9,432)       (68,979)      (128,444)
Minority interest in subsidiary
 (dividends on subsidiary preferred
 stock).................................          (1,553)          --             (4,657)            --             --
                                             -----------   -----------       -----------    -----------     ----------
Net (loss) earnings.....................           4,215         1,531           (14,089)       (68,979)      (128,444)
Preferred stock dividends...............             --          1,553            (1,553)            --             --
                                             ----------   ------------       -----------    -----------     ----------
Net (loss) earnings available for
 common stockholders....................     $     4,215   $       (22)      $   (15,642)   $   (68,979)    $ (128,444)
                                             ===========   ===========       ===========    ===========     ==========
Net (loss) earnings per common
 share(1)(2)............................     $      0.23   $       --        $     (0.86)   $     (8.84)    $   (39.08)
                                             ===========   ===========       ===========    ===========     ==========
Weighted average common shares
 outstanding(1)(2)......................      18,245,265    18,242,465        18,242,887      7,807,201      3,286,960
                                             ===========   ===========       ===========    ===========     ==========

                                               At or for the year ended December 31,
                                           --------------------------------------------
                                               1993                            1992
                                           -----------                      -----------
                                          (Dollars in thousands, except per share amounts)
BALANCE SHEET DATA:
Total assets............................    $4,389,781                       $4,695,518
Total loans, net........................     3,712,051                        3,990,449
Deposits................................     3,368,664                        3,459,648
FHLB advances...........................       326,400                          581,400
Other borrowings........................       407,830                          327,000
Preferred stock issued by consolidated
 subsidiary.............................            --                               --
Subordinated notes......................        60,000                           60,000
Stockholders' equity....................       182,284                          220,171
Stockholders' equity per common
 share(1)(2)............................        173.51                           209.57
Common shares outstanding(1)(2).........     1,050,561                        1,050,561

OPERATING DATA:
Interest income.........................    $  289,331                       $  370,715
Interest expense........................       188,494                          240,124
                                            ----------                       ----------
Net interest income.....................       100,837                          130,591
Provision for estimated loan losses.....        65,100                           51,180
                                            ----------                       ----------
Net interest income after provision for
 estimated loan losses..................        35,737                           79,411
Gains (losses) on loan sales, net.......           194                            1,117
Gains on securities and trading
 activities, net........................         1,304                               --
Gains on sales of servicing.............            --                               --
Fee income from sale of uninsured
 investment products(5).................            --                            2,606
Loans, retail banking and other fees....         8,660                           12,291
Real estate operations, net.............       (48,843)                         (22,261)
SAIF special assessment.................            --                               --
1994 Restructuring and Recapitalization
 charges, net...........................            --                               --
Operating expense other than SAIF
 special assessment and 1994
 Restructuring and Recapitalization
 charges................................       (98,732)                         (75,044)
                                            ----------                       ----------
(Loss) before income taxes and minority
 interest in subsidiary.................      (101,680)                          (1,880)
Income tax (benefit) expense............       (35,793)                          (2,167)
                                            ----------                       ----------
Net (loss) earnings before minority
 interest in subsidiary.................       (65,887)                             287
Minority interest in subsidiary
 (dividends on subsidiary preferred
 stock).................................            --                               --
                                            ----------                       ----------
Net (loss) earnings.....................       (65,887)                             287
Preferred stock dividends...............            --                               --
                                            ----------                       ----------
Net (loss) earnings available for
 common stockholders....................    $  (65,887)                      $      287
                                            ==========                       ==========
Net (loss) earnings per common
 share(1)(2)............................    $   (62.72)                      $     0.27
                                            ==========                       ==========
Weighted average common shares
 outstanding(1)(2)......................     1,050,561                        1,050,561
                                            ==========                       ==========

                                                AT OR FOR THE
                                                THREE MONTHS
                                               ENDED MARCH 31,            At or for the year ended December 31,
                                            ----------------------      -----------------------------------------
                                             1997          1996            1996              1995         1994
                                            --------      --------      ---------         ----------   ----------
                                                                     (Dollars in thousands, except per share amounts)
SELECTED OPERATING RATIOS:
(Loss) return on average assets.........        0.51%         0.19%         (0.42)%         (1.92)%        (3.17)%
(Loss) return on average equity.........       10.40%         2.69%(6)      (7.01)%(6)     (42.31)%       (83.00)%
Average equity divided by average assets        4.87%         6.96%          6.71%            4.54%          3.82%
Ending equity divided by ending assets..        4.92%         6.94%          4.85%            6.94%          4.22%
Operating expense to average assets(7)..        1.72%         2.04%          1.94%            2.28%          2.27%
Efficiency ratio(8).....................       61.97%        67.71%         67.77%           89.81%         97.58%
Interest rate spread for the period.....        2.13%         2.35%          2.31%            1.89%          2.24%
Net yield on interest-earning assets....        2.44%         2.68%          2.63%            2.05%          2.22%

ASSET QUALITY DATA:
NPAs(9).................................    $ 63,353      $ 63,644       $ 60,788         $ 71,431       $ 85,729
NPAs to total assets....................        1.92%         1.94%          1.83%            2.16%          2.31%
Nonaccruing loans.......................    $ 39,713      $ 40,111       $ 36,125         $ 51,910       $ 71,614
Nonaccruing loans to total loans, net...        1.50%         1.39%          1.34%            1.77%          2.18%
Classified assets.......................    $144,863      $288,902       $174,096         $219,077       $141,536
Classified assets to total assets.......        4.40%         8.81%          5.23%            6.64%          3.82%

REGULATORY CAPITAL RATIOS:
Tangible capital ratio..................        6.46%         6.95%          6.28%            6.91%          4.28%
Core capital ratio......................        6.47%         6.96%          6.29%            6.92%          4.29%
Risk-based capital ratio................       12.29%        12.49%         11.85%           12.43%          8.28%

OTHER DATA:
Sales of investment products(5).........    $ 38,405      $ 30,359       $118,061         $ 89,824       $112,430
Real estate loans funded................    $  6,488      $    250       $ 13,859         $ 19,396       $521,580
Average interest rate on new loans......        8.00%        10.00%          8.41%            9.61%          5.85%
Loans sold, net(10).....................    $ (3,044)     $ (1,753)      $ (2,069)        $    390       $273,272
Number of:
  Real estate loan accounts (in
     thousands..........................          10            11             11               12             14
  Deposit accounts (in thousands).......         192           205            194              207            216
  Retail branch offices(11).............          33            33             33               33             33


                                              At or for the year ended December 31,
                                           ------------------------------------------
                                               1993                           1992
                                           ------------                    ----------
                                         (Dollars in thousands, except per share amounts)
SELECTED OPERATING RATIOS:
(Loss) return on average assets.........      (1.43)%                          0.01%
(Loss) return on average equity.........     (29.99)%                          0.13%
Average equity divided by average assets        4.77%                          4.57%
Ending equity divided by ending assets..        4.15%                          4.69%
Operating expense to average assets(7)..        2.14%                          1.52%
Efficiency ratio(8).....................       79.66%                         45.38%
Interest rate spread for the period.....        2.31%                          2.66%
Net yield on interest-earning assets....        2.31%                          2.80%

ASSET QUALITY DATA:
NPAs(9).................................    $235,621                       $234,405
NPAs to total assets....................        5.37%                          4.99%
Nonaccruing loans.......................    $ 93,475                       $112,041
Nonaccruing loans to total loans, net...        2.52%                          2.83%
Classified assets.......................    $372,502                       $353,738
Classified assets to total assets.......        8.49%                          7.53%

REGULATORY CAPITAL RATIOS:
Tangible capital ratio..................        4.10%                          4.27%
Core capital ratio......................        4.15%                          4.35%
Risk-based capital ratio................        9.32%                          9.76%

OTHER DATA:
Sales of investment products(5).........    $ 96,253                       $ 77,078
Real estate loans funded................    $422,355                       $435,690
Average interest rate on new loans......        6.75%                          7.77%
Loans sold, net(10).....................    $115,003                       $204,435
Number of:
  Real estate loan accounts (in
     thousands..........................          16                             18
  Deposit accounts (in thousands).......         241                            233
  Retail branch offices(11).............          42                             43

------------------
(1) For the periods prior to August 4, 1994, Fidelity's one share owned by Citadel, its former holding company and sole stockholder, has been retroactively reclassified into 1,050,561 shares of Class A Common Stock.

(2) On February 9, 1996, the Bank's stockholders approved a one-for-four reverse stock split (the "Reverse Stock Split"). All per share data and weighted average common shares outstanding have been retroactively adjusted to reflect this change.

(3) Calculation excludes $51.8 million of preferred stock issued by consolidated subsidiary.

(4) In 1995, the Bank recorded a $45 million loan portfolio charge in connection with its adoption of an accelerated asset resolution plan (the "Accelerated Asset Resolution Plan").

(5) Includes 100% of Gateway investment product sales.

(6) Net of dividends on preferred stock of subsidiary of $1.6 million.

(7) Excludes the impact of the Savings Association Insurance Fund ("SAIF") special assessment and the net 1994 restructuring and recapitalization charges (the "1994 Restructuring and Recapitalization").

(8) The efficiency ratio is computed by dividing total operating expense by net interest income and noninterest income, excluding infrequent items, provisions for estimated loan and real estate losses, direct costs of real estate operations and gains/losses on the sale of securities.

(9) Nonperforming assets ("NPAs") include nonaccruing loans and foreclosed real estate, net of special valuation allowances ("SVAs"), writedowns and real estate owned ("REO") general valuation allowance ("GVA"), if any.

(10) Excludes loans sold in certain bulk sales consummated in 1994 (the "Bulk Sales"), and is net of repurchases.

(11) All retail branch offices are located in Southern California.

                                  RISK FACTORS

     The Shares offered hereby involve a high degree of risk. In considering whether to invest in the Shares, investors are urged to read and carefully consider the matters set forth below, as well as the other information contained herein.

RISK OF CONTINUING LOSSES

     Beginning in late 1991, the impact of the economic recession and substantial declines in real estate values in Southern California began to adversely affect collateral values and the ability of certain borrowers to repay their obligations to the Bank. This led to high levels of non-performing assets ("NPAs") and net chargeoffs in 1991, which adversely affected the Bank's asset quality and results of operations. The foregoing factors contributed to a net loss of $65.9 million ($62.72 per share), a net loss of $128.4 million ($39.08 per share) and a net loss of $69.0 million ($8.84 per share) for the years ended December 31, 1993, 1994 and 1995, respectively. The Bank's losses during these periods were primarily due to significant increases in the provision for loan and real estate losses, lower net interest income due primarily to high levels of NPAs, decreased fee income due primarily to shrinkage of the Bank's deposit base, and increased operating and other expenses relating to managing the Bank's problem asset portfolio and the write-off of certain intangible assets.

     For the year ended December 31, 1996, the Company reported a net loss before minority interest in subsidiary of $9.4 million (after giving effect to the SAIF special assessment of $18.0 million). Earnings during 1996 were positively affected by, among other things, a reduced provision for estimated loan losses of $15.6 million compared to provisions of $69.7 million (including the effect of a $45 million loan portfolio charge taken in connection with the Bank's adoption of the Accelerated Asset Resolution Plan), $65.6 million and $65.1 million during 1995, 1994 and 1993, respectively. The lower provision during 1996 is attributable to, among other things, lower levels of NPAs and classified assets in 1996 compared to prior years and the effect of the Accelerated Asset Resolution Plan and the $45.0 million reserve taken in connection therewith in 1995. No assurance can be given that economic conditions that may affect the Bank's market area or other circumstances will not require an increased provision which could have an adverse effect on the Company's financial condition and results of operations. See "--Adequacy of Allowance for Loan and Real Estate Losses."

HIGH LEVELS OF NONPERFORMING ASSETS AND OTHER ASSETS WITH INCREASED RISK

     Due to significant decreases in rental rates and property values, loans originated during the years 1987 through 1991 (which included the peak years of Southern California real estate values in recent periods) are characterized by generally higher loan to value ratios and lower debt coverage ratios. The levels of the Bank's NPAs between 1989 and 1994 increased as economic conditions worsened and contributed to substantial declines in real estate values. Subsequent to the 1994 Recapitalization and Restructuring, the levels of NPAs decreased substantially and remained at such lower levels during 1995 and 1996. As of March 31, 1997, 62% of the outstanding gross loan portfolio was originated between 1987 and 1991. Of the loan and REO chargeoffs for the three months ended March 31, 1997, 81% were associated with loans originated in such period. High levels of NPAs were exacerbated as a result of the Bank's concentration of loans secured by multifamily properties in geographic areas that suffered particularly significant declines in rental rates and real estate values and the impact of the Northridge earthquake. See "--Dependence on Real Estate and High Concentration of Multifamily Residential Loans."

     Levels of NPAs may remain at current levels or may increase in the future as problem loans are worked out and in some instances properties are taken into REO. The real estate market in Southern California and the overall economy in the areas where the Bank operates are likely to continue to have a significant effect on the quality of the Company's assets in the future.

ADEQUACY OF ALLOWANCE FOR LOAN AND REAL ESTATE LOSSES

     The Company's results of operations have been adversely affected in recent years by significant loan and real estate loss provisions taken in light of significant chargeoffs against the Bank's allowance for estimated loan and REO losses and high levels of NPAs and increased levels of REO, particularly with respect to the Bank's loans on multifamily properties of 5 units or more. The amount of the Bank's allowance for loan losses represents management's estimate of the amount of loan losses likely to be incurred by the Bank, based upon various assumptions as to economic and other conditions. As such, the allowance for loan losses does not represent the amount of such losses that could be incurred under adverse conditions that management does not consider to be the most likely to arise. In addition, management's classification of assets and evaluation of the adequacy of the allowance for loan losses is an ongoing process. Consequently, there can be no assurance that material additions to the Bank's allowance for loan losses will not be required in the future, thereby adversely affecting earnings and the Bank's ability to maintain or build capital. While management believes that the current allowance is adequate to absorb the known and inherent risks in the loan portfolio, no assurances can be given that the allowance is adequate or that economic conditions which may adversely affect the Bank's market area or other circumstances will not result in future loan or REO losses, which may not be covered completely by the current allowance or may require an increased provision which could have an adverse effect on the Bank's financial condition and results of operations. Significant additional loan and real estate loss provisions may negatively impact the Bank's future results of operations and levels of regulatory capital.

ECONOMIC CONDITIONS IN FIDELITY'S MARKET AREA

     The performance of the Bank's multifamily and commercial loan portfolios has been adversely affected by Southern California economic conditions. These portfolios are particularly susceptible to the potential for further declines in the Southern California economy, such as increasing vacancy rates, declining rents, increasing interest rates, declining debt coverage ratios and declining market values for multifamily and commercial properties. In addition, the possibility that investors may abandon properties or seek bankruptcy protection with respect to properties experiencing negative cash flow, particularly where such properties are not cross-collateralized by other performing assets, can also adversely affect the multifamily loan portfolio.

     California has been hit particularly hard by adverse economic conditions and Southern California has experienced the brunt of the economic downturn in the state. Although certain economic indicators suggest that the Southern California economy is beginning to improve, many factors key to recovery may be impacted adversely by the Federal Reserve Board's interest rate policy as well as other factors. Consequently, rents and real estate values may not stabilize, which may affect future delinquency and foreclosure levels and may adversely impact the Company's asset quality, earning performance and capital levels.

DEPENDENCE ON REAL ESTATE AND HIGH CONCENTRATION OF MULTIFAMILY RESIDENTIAL
LOANS

     At March 31, 1997, substantially all of the Bank's loan portfolio was secured by real estate, and the Company had $23.6 million of net REO. In light of the economic recession in Southern California and the impact it has had and may have on the Southern California real estate market, the Bank's real estate dependence and high concentration of multifamily loans on properties of 5 or more units (approximately 62% of the Bank's mortgage loan portfolio) increases the risk of loss in the Bank's loan portfolio.

     Prior to the 1994 Restructuring and Recapitalization, the Bank experienced high delinquency rates in its multifamily portfolio of 5 or more units reflecting, among other things, (i) high vacancy rates, (ii) low apartment rental rates, (iii) a greater willingness of borrowers to abandon such properties or seek bankruptcy protection, particularly where such properties are experiencing negative cash flow and the loans are not cross-collateralized by other performing properties, and (iv) the substantial decreases in the market value of multifamily properties experienced in recent periods (resulting, in many cases, in appraised values less than the outstanding loan balances).

     Multifamily lending on properties of 5 or more units typically involves larger loans to a single obligor and is generally viewed as exposing the lender to a greater risk of loss than single family and multifamily (2 to 4 units) lending. The liquidation value of multifamily properties may be adversely affected by risks generally incident to interests in real property, which include: changes or continued weakness in general or local economic conditions and/or specific industry segments, declines in real estate values, declines in rental, room or occupancy rates, increases in interest rates, real estate and personal property tax rates and other operating expenses (including energy costs), the availability of refinancing, changes in governmental rules, regulations and fiscal policies, including rent control ordinances and environmental legislation, and other factors beyond the control of the borrower or the lender.

CAPITAL REQUIREMENTS

     The minimum capital requirements applicable to savings associations, such as the Bank, were significantly increased by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). Under FIRREA, as implemented to date by the Office of Thrift Supervision (the "OTS"), thrifts are required to maintain ratios of tangible capital to adjusted total assets (as defined in the regulations) of at least 1.5%, core capital to adjusted total assets (as defined in the regulations) of at least 3% and total capital to risk-weighted assets (as defined in the regulations) of at least 8%.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, required the OTS to implement a system providing for regulatory sanctions against institutions that are not adequately capitalized. The severity of the sanctions increases to the extent that an institution's capital continues to decline. Under the Prompt Corrective Action ("PCA") Regulations, an institution is adequately capitalized (and, therefore, not undercapitalized) if (1) its ratio of core capital to adjusted total assets (as defined in the regulations) is at least 4%, (2) its ratio of core capital to risk-weighted assets (as defined in the regulations) is at least 4% and (3) its ratio of total capital to risk-weighted assets (as defined in the regulations) is at least 8%. An institution is treated as well capitalized if its core capital to adjusted total assets ratio is at least 5%, its core capital to risk-weighted assets ratio is at least 6%, and its total capital to risk-weighted assets is at least 10% and no OTS order or directive requiring higher capital ratios is then in effect.

     At March 31, 1997, the Bank met the requirements to be deemed well capitalized for regulatory purposes. However, there can be no assurance that the Bank will remain well capitalized in the future.

     The OTS also has the authority to establish, for individual thrifts, an individual minimum capital requirement ("IMCR") in excess of the standard requirement upon a determination by the OTS that such an IMCR is necessary or appropriate in light of such thrift's particular circumstances. For example, the OTS may determine that an IMCR is appropriate if, among other things, the OTS believes that an institution (i) has a high degree of exposure to interest rate risk or credit risk, (ii) has a high degree of exposure to concentration of credit risk or risks arising from nontraditional activities or fails to adequately monitor and control the risks presented by concentration of credit and nontraditional activities, (iii) may be adversely affected by the operation or condition of its holding company, (iv) has a portfolio reflecting weak credit quality or a significant likelihood of financial loss or (v) has inadequate underwriting standards or procedures. If the OTS determines that an IMCR should be imposed on an institution, the institution has an opportunity to submit a response to the OTS, but may have no opportunity for judicial review of an IMCR. If an institution fails to meet either the standard minimum capital requirements or any IMCR that may be imposed on it, it will become subject to a number of regulatory sanctions. Although the Bank is not currently subject to an IMCR, these can be no assurance that the Bank will not be subject to an IMCR in the future.

     The Bank's failure to meet its regulatory capital requirements would provide grounds for one or more of the following actions, depending on the severity of the violation: a requirement that the Bank file a capital restoration plan, a requirement that the Bank take additional actions to comply with the capital restoration plan, the issuance of a cease and desist order, the issuance of a capital directive, the imposition of civil money penalties on the Bank and certain affiliated parties, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and, under certain circumstances, the appointment of a conservator or receiver for the Bank.

FLUCTUATIONS IN INTEREST RATES

     Prevailing economic conditions, particularly changes in market interest rates, as well as governmental policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect interest rates and a savings institution's net interest income. The results of operations of the Company depend to a large extent on net interest income, which is the difference between interest the Company receives from its loans, securities and other interest-earning assets and the interest expense the Company pays on its deposits and other interest-bearing liabilities. The Company is subject to risk from fluctuations in interest rates to the extent its interest-bearing liabilities mature or reprice at different times or on a different basis than its interest-earning assets. Generally speaking, maturing liabilities, such as deposits, may be replaced only with new liabilities paying interest rates prevailing at the time of maturity, which may possibly be higher than the rates applicable to the liabilities they replaced. Similarly, rates paid on liabilities which reprice or adjust are adjusted based on interest rates prevailing at the time of the repricing or adjustment. "Gap," generally speaking, represents the estimated difference between the amount of interest-earning assets and interest-bearing liabilities repricing during future periods as adjusted for interest-rate swaps and other financial instruments as applicable, and based on certain assumptions. One method the Company uses to measure its exposure to interest rate fluctuations is by calculating its one-year Gap, which is the ratio of (i) the difference between interest-sensitive assets and those liabilities that mature or reprice within 12 months to (ii) total assets. Analysis of the Gap provides only a static view of the Bank's interest rate sensitivity at a specific point in time. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any Gap measurement. The Company's maturity and repricing mismatch between interest rate sensitive assets and liabilities due within one year was a positive 18.99% at March 31, 1997, compared to a negative one-year Gap of 2.84% at December 31, 1996 and a positive one-year Gap of 7.06% at December 31, 1995. With a positive one-year Gap, the Company would anticipate a rising net interest rate margin over the near term in a rising rate environment. Conversely, in a falling interest rate environment, the Company would anticipate that net interest margin would be adversely affected.

     At March 31, 1997, approximately 93.5% of the Company's total loan portfolio consisted of loans which mature or reprice in accordance with the Federal Home Loan Bank Eleventh District Cost of Funds Index within one year, compared with approximately 92.6% at December 31, 1996, approximately 92.4% at December 31, 1995 and approximately 90.6% at December 31, 1994. During the latter part of 1995 and early 1996, the Company benefited from the fact that decreases in the interest rates accruing on the Company's adjustable rate mortgage ("ARM") loans lagged the decreases in interest rates accruing on its deposits. During the rising interest rate environment experienced in early 1995 and the latter part of 1996, however, the Company's net interest margin was reduced. If interest rates were to increase again, the Company's net interest income may suffer further as a result.

SIGNIFICANT REGULATION

     The financial institutions industry is subject to significant regulation, which has materially affected the industry in the past and will likely do so in the future. Such regulations, which affect Fidelity and Bank Plus on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations is also subject to change by the authorities who examine the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not materially and adversely affect the Company.

LEGAL PROCEEDINGS

     The Bank was named as a defendant in a purported class action lawsuit alleging violations of federal securities laws in connection with the offering of common stock by the Bank in 1994 as part of the Bank's 1994 Restructuring and Recapitalization. The suit was filed by Harbor Finance Partners ("Harbor") in an alleged class action complaint in the United States District Court-Central District of California on July 28, 1995 and originally named as defendants the Bank, Citadel, Richard M. Greenwood (the Bank's chief executive officer and Citadel's former chief executive officer), J.P. Morgan Securities, Inc. and Deloitte & Touche LLP. The suit alleged that false or misleading information was provided by the defendants in connection with the Bank's 1994 Restructuring and Recapitalization and stock offering and that the defendants knew and failed to disclose negative information concerning the Bank. A motion to dismiss the original complaint was filed by the Bank, and was granted without opposition. Thereafter, Harbor filed an amended complaint that did not include J.P. Morgan Securities, Inc. and Deloitte & Touche LLP as defendants and that contained some factual and legal contentions which were different from those set forth originally. On May 21, 1996, the court granted the Bank's and Greenwood's motion to dismiss the first amended complaint, but granted leave to amend. Following the filing of a second amended complaint, the Bank and Greenwood filed a motion to dismiss. At a hearing on July 22, 1996, the court ruled that the case should be dismissed with prejudice and a formal order to that effect was submitted to the court for execution. Harbor lodged certain objections to the proposed order, including objections that the state law claims in the second amended complaint should not be dismissed with prejudice. The court's order of dismissal was entered on August 5, 1996 and provided that all claims asserted in the second amended complaint under federal law were dismissed with prejudice and those under state law were dismissed without prejudice to their renewal in state court pursuant to 28 U.S.C. (S) 1367(b)(3). Harbor has filed a notice of appeal to the order of dismissal. The briefing in the appeal is now concluded and the appeal awaits hearing and disposition. On August 30, 1996, Harbor filed an alleged class action complaint in state court containing allegations similar to those raised in the federal court action as well as claims for unfair business practices to which the Bank and Greenwood filed demurrers seeking to have the case dismissed for failure to state a legally sufficient claim. These demurrers were sustained without leave to amend on March 13, 1997 and it is expected that a judgment of dismissal will be entered in the trial court. The plaintiff will have 60 days from notice of the entry of judgment to file an appeal.

     In addition, the Bank is a defendant in several individual and purported class actions brought by several borrowers which raise claims with respect to the manner in which the Bank serviced certain adjustable rate mortgages which were originated during the period 1983 through 1988. The actions have been filed between July 1, 1992 and February of 1995. In one case the Bank won a summary judgment in Federal District Court. This judgment was appealed. On July 25, 1996, the Ninth Circuit Court of Appeals filed its opinion which affirmed in part, reversed in part and remanded back to the Federal District Court for further hearing. In three Los Angeles Superior Court cases, judgments in favor of the Bank were recently entered. Plaintiff has appealed in all three cases. Two other cases are pending in the Los Angeles Superior Court. The plaintiffs' principal claim is that the Bank selected an inappropriate review date to consult the index upon which the rate adjustment is based that was one or two months earlier than what was required under the terms of the notes. In a declining interest rate environment, the lag effect of an earlier review period defers the benefit to the borrower of such decline, and the reverse would be true in a rising interest rate environment. The Bank strongly disputes these contentions and is vigorously defending these suits. The legal responsibility and financial exposure of these claims presently cannot be reasonably ascertained and, accordingly, there is a risk that the final outcome of one or more of these actions could result in the payment of monetary damages that could be material in relation to the financial condition or results of operations of the Bank. The Bank does not believe the likelihood of such a result is probable and has not established any specific litigation reserves with respect to such lawsuits.

     Although there can be no assurance, the Company's management and its counsel believe that none of the foregoing lawsuits or claims will have a material adverse effect on the financial condition or business of the Company.

COMPETITION

     The Company faces substantial competition for loans and deposits throughout its market areas. The Company competes on a daily basis with commercial banks, other savings institutions, thrift and loans, credit unions, finance companies, retail investment brokerage houses, mortgage banks, money market and mutual funds and other investment alternatives and other financial intermediaries, many of which have substantially greater resources, experience and capital than the Company. The Company faces competition throughout its market area from local institutions, which have a large presence in the Company's market areas, as well as from out-of-state financial institutions which have offices in the Company's market areas. Many of these other institutions offer services which the Company does not offer, including trust services. Furthermore, banks with a larger capital base and financial firms not subject to the restrictions imposed by banking regulation have larger lending limits and can therefore serve the needs of larger customers.

                          MARKET PRICES AND DIVIDENDS
COMMON STOCK

     Effective March 14, 1996, the Bank's Class A Common Stock was listed and quoted on The Nasdaq National Market. Commencing May 5, 1996, the Common Stock was listed and quoted on The Nasdaq National Market replacing the Bank's Class A Common Stock. During 1995 and part of 1994, the Class A Common Stock of the Bank was traded over the counter and quoted on the Over the Counter Bulletin Board ("the "OTCBB").

     The following table sets forth the high and low daily closing sales prices of the Common Stock on The Nasdaq National Market commencing May 5, 1996, the high and low daily closing sales prices of the Bank's Class A Common Stock on The Nasdaq National Market between March 14, 1996 and May, 1996 and the high and low bid price of the Bank's Class A Common Stock on the OTCBB between May 5, 1995 and May 5, 1996 for each of the following quarters:

                                                          HIGH     LOW
                                                         ------   ------
1997(1)
   First quarter......................................   $13.75   $10.38

1996(1)
   Fourth quarter.....................................    11.75    10.63
   Third quarter......................................    10.63     8.75
   Second quarter.....................................     9.50     8.63
   First quarter......................................     9.75     8.50

1995(1)(2)
   Fourth quarter.....................................     9.25     5.50
   Third quarter......................................    11.50     6.00
   Second quarter.....................................    18.00    11.00
   First quarter......................................    20.00    16.00

----------------------------
(1) Closing sale prices reflect the one-for-four reverse stock split approved by stockholders of the Bank on February 9, 1996.

(2) Prior to May 5, 1995, the Bank's Class A Common Stock was not quoted on the OTCBB and bid prices were provided by J.P. Morgan Securities, Inc.

     The number of holders of record of the Common Stock on May 28, 1997 was 228.


     Bank Plus has paid no dividends on the Common Stock since its formation in May 1996. Prior thereto, the Bank had not paid dividends on its Class A Common Stock since August 1994. Bank Plus currently has no plans to pay dividends on the Common Stock.

                     SECURITIES COVERED BY THIS PROSPECTUS

     The Shares of the Common Stock covered by this Prospectus consist of 7,594,937 shares which may be issued or delivered from time to time in connection with future business combinations, mergers and/or acquisitions. The consideration for such combinations, acquisitions and mergers may consist of cash, assumption of liabilities, evidences of debt, Common Stock or a combination thereof. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock. It is anticipated that the shares of the Common Stock issued or delivered in connection therewith will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the combination, acquisition or merger are tentatively agreed upon, or at or about the time or times such shares are issued or delivered.

     Persons who directly or indirectly control, are controlled by, or are under common control with, companies or other entities which are acquired by or merged or combined with the Company may be deemed to be engaged in a distribution of securities, and therefore underwriters of securities within the meaning of
Section 2(11) of the Securities Act, if such persons offer or sell any Shares covered by this Prospectus other than in accordance with the provisions of paragraph (d) of Rule 145 under the Securities Act or pursuant to an effective registration statement. Rule 145(d) provides that such persons will not be deemed to be underwriters if (a) among other things, (i) the Company has complied with certain reporting requirements of the Exchange Act, (ii) the amounts of such shares sold fall within certain volume limitations, (iii) such shares are sold only in brokers' transactions within the meaning of Section 4(4) of the Securities Act or in a manner otherwise permitted by Rule 144 under the Securities Act, (iv) such persons do not solicit or arrange for the solicitation of orders to buy such shares in anticipation of or in connection with the sale thereof, and (v) such persons do not make any payments in connection with the offer or sale thereof to any persons other than the brokers executing the orders to sell such shares; (b) such persons are not affiliates of the Company and have been the beneficial owners of the Shares for at least two years, and the Company has complied with certain reporting requirements of the Exchange Act; or (c) such persons are not, and have not been for at least three months, affiliates of the Company and have been the beneficial owners of the Shares for at least three years.

                                 LEGAL OPINION

     The validity of the Shares offered hereby will be passed upon by Gibson, Dunn & Crutcher LLP, Los Angeles, California, counsel to Bank Plus.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law (the "DGCL") authorizes corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the DGCL, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Registrant's certificate of incorporation limits the liability of directors to the Registrant or its stockholders to the fullest extent permitted by the DGCL as in effect from time to time. Specifically, directors of the Registrant will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

     The bylaws of the Registrant provide that the Registrant shall indemnify its officers, directors and employees to the fullest extent permitted by the DGCL. The Registrant believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of the indemnified parties.

     The Registrant has entered into indemnification agreements with its directors and officers which provide for broad indemnification, except where the "reviewing party" has determined that the indemnitee would not be entitled to be indemnified under applicable law. The "reviewing party" is defined as the majority vote of the directors of Registrant not subject to the particular claim or, if none, independent legal counsel selected by the indemnitee and approved by the Registrant. No payments may be made under these indemnification agreements in connection with claims made against a director or officer for which payment is made under an insurance policy or for which such person is otherwise indemnified.

     Under an insurance policy currently maintained by the Registrant, the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which may be imposed as a result of such claims, actions, suits or proceedings which may be brought against them by reason of being or having been such directors or officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        (a)  Exhibits.

            2.1 Agreement and Plan of Reorganization, dated as of March 27, 1996, among Fidelity, Bank Plus and Fidelity Interim Bank (incorporated by reference to Exhibit 2.1 to the Form 8-B of Bank Plus filed with the Commission on April 22, 1996 (the "Form 8-B")).

            4.1 Certificate of Incorporation of Bank Plus Corporation (incorporated by reference to Exhibit 3.1 to the Form 8-B).

            4.2   By-laws of Bank Plus Corporation (incorporated by reference to
                  Exhibit 3.2 to the Form 8-B).

            5.1+ Opinion of Gibson, Dunn & Crutcher LLP regarding the validity of the securities being registered.

           23.1*  Consent of Deloitte & Touche LLP.

           23.4+  Consent of Gibson, Dunn & Crutcher LLP.

           24.1* Powers of Attorney (set forth on the signature pages to this Registration Statement).

     (b)  Not applicable.

     (c)  Not applicable.
___________________
*    Filed herewith
+    To be filed by amendment

ITEM 22. UNDERTAKING.

       The undersigned Registrant hereby undertakes:

       (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4,10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 20, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 28th day of May, 1997.

                                     BANK PLUS CORPORATION



                                     By: /s/ Richard M. Greenwood
                                        ----------------------------------
                                     Richard M. Greenwood
                                     President and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Richard M. Greenwood and Godfrey B. Evans, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, and for him and in his name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments (including post-effective amendments thereto) to this Registration Statement to which this power of attorney is attached, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby notifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                           Title                    Date
          ---------                           -----                    ----


 /s/ Richard M. Greenwood       President, Chief Executive         May 28, 1997
---------------------------
     Richard M. Greenwood       Officer and Director
                                (principal executive officer)

 /s/ William L. Sanders         Executive Vice President and       May 28, 1997
---------------------------
     William L. Sanders         Chief Financial Officer
                                (principal financial officer)

 /s/ Richard M. Villa           Senior Vice President and          May 28, 1997
----------------------------
     Richard M. Villa           Controller
                                (principal accounting officer)

 /s/ Norman Barker, Jr.         Director                           May 28, 1997
---------------------------
     Norman Barker, Jr.




 /s/ Waldo H. Burnside          Director                           May 28, 1997
---------------------------
     Waldo H. Burnside

 /s/ George Gibbs, Jr.          Director                           May 28, 1997
---------------------------
     George Gibbs, Jr.

 /s/ Lilly V. Lee               Director                           May 28, 1997
---------------------------
     Lilly V. Lee

 /s/ Gordon V. Smith            Director                           May 28, 1997
---------------------------
     Gordon V. Smith

 /s/ Mark Sullivan III          Director                           May 28, 1997
---------------------------
     Mark Sullivan III


                                 EXHIBIT INDEX

 EXHIBIT   DESCRIPTION
 -------   -----------

  2.1 Agreement and Plan of Reorganization, dated as of March 27, 1996, among Fidelity, Bank Plus and Fidelity Interim Bank (incorporated by reference to Exhibit 2.1 to the Form 8-B of Bank Plus filed with the Commission on April 22, 1996 (the "Form 8-B")).

  4.1      Certificate of Incorporation of Bank Plus Corporation
           (incorporated by reference to Exhibit 3.1 to the Form 8-B).

  4.2      By-laws of Bank Plus Corporation (incorporated by reference to
           Exhibit 3.2 to the Form 8-B).

  5.1+ Opinion of Gibson, Dunn & Crutcher LLP regarding the validity of the securities being registered.

 23.1*     Consent of Deloitte & Touche LLP.

 23.4+     Consent of Gibson, Dunn & Crutcher LLP.

 24.1* Powers of Attorney (set forth on the signature pages to this Registration Statement).


---------------------
*    Filed herewith.
+    To be filed by amendment.